SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549
                          _________________
                               FORM 144
                 NOTICE OF PROPOSED SALE OF SECURITIES
            PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:   Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)  NAME OF ISSUER (Please type or print)
      Valero Energy Corporation
 (b)  IRS IDENT. NO.
      74-1828067
 (c)  S.E.C. FILE NO.
      1-13175
1(d)  ADDRESS OF ISSUER
      STREET
      7990 IH 10 West
      CITY
      San Antonio
      STATE
      TX
      ZIP CODE
      78230
 (e) TELEPHONE NO.
     AREA CODE
     210
     NUMBER
     370-2000

2(a)  NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
      S. Eugene Edwards
 (b)  IRS IDENT. NO.
      ###-##-####
 (c)  RELATIONSHIP TO ISSUER
      Vice President
 (d)  ADDRESS

      STREET
      7990 IH 10 West
      CITY
      San Antonio
      STATE
      TX
      ZIP CODE
      78230

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities To Be Sold
     Common Stock
 (b) Name And Address Of Each Broker Through Whom The Securities
     Are To Be Offered Or Each Market Maker Who Is Acquiring The
     Securities
     Fidelity Investments
     82 Devonshire Street
     Boston, MA  02109

     SEC USE ONLY
     Broker-Dealer File Number

 (c) Number of Shares Or Other Units To Be Sold (See Instr. 3(c))
     2,450
 (d) Aggregate Market Value (See Instr. 3(d))
     34 3/16
 (e) Number Of Shares Or Other Units Outstanding (See Instr. 3(e))
     56,120,558
 (f) Approximate Date Of Sale (see Instr. 3(f)) (MO. DAY YR.)
     06/05/98
 (g) Name of Each Securities Exchange (See Instr. 3(g))
     NYSE

INSTRUCTIONS:
1. (a) Name of issuer.
   (b) Issuer's I.R.S. Identification Number.
   (c) Issuer's S.E.C. file number, if any.
   (d) Issuer's address, including zip code.
   (e) Issuer's telephone number, including area code.

2. (a) Name of person for whose account the securities are to be sold.
   (b) Such person's I.R.S. identification number, if such person is an entity.
   (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
   (d) Such person's address, including zip code.

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold.
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f) Approximate date on which the securities are to be sold.
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

                 TABLE I   SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                       Name of Person From             Amount of
Title of       Date You     Nature of                  Whom Acquired (If Gift,         Securities   Date of    Nature of
The Class      Acquired     Acquisition Transaction    Also Give Date Donor Acquired)  Acquired     Payment    Payment
Common Stock   04/10/96     Restricted Stock Grant     Valero Energy Corporation       42           n/a        n/a
Common Stock   12/10/92     Bonus                      Valero Energy Corporation       138          n/a        n/a
Common Stock   11/29/93     Bonus                      Valero Energy Corporation       139          n/a        n/a
Common Stock   01/19/6      Bonus                      Valero Energy Corporation       228          n/a        n/a
Common Stock   01/19/97     Restricted Stock Grant     Valero Energy Corporation       215          n/a        n/a
Common Stock   02/07/97     Bonus                      Valero Energy Corporation       747          n/a        n/a
Common Stock   04/30/97     Restricted Stock Grant     Valero Energy Corporation       859          n/a        n/a
Common Stock   05/12/97     Restricted Stock Grant     Valero Energy Corporation       83           n/a        n/a

INSTRUCTIONS:
1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

        TABLE II   SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

Name And              Title of                             Amount of           Gross
Address Of Seller     Securities Sold     Date Of Sale     Securities Sold     Proceeds

None


REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

   06/05/98                           _________________________________
(DATE OF NOTICE)                                 (SIGNATURE)
                                             S. Eugene Edwards

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations. (See U.S.C. 1001.)